EXHIBIT 99.1

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Kinross Gold Corporation (“Kinross”)

25 York Street, 17th Floor

Toronto, Ontario

M5J 2V5

2.	Date of Material Change

June 10, 2013

3.	News Release

A news release with respect to the material change referred to in this material change report was issued by Kinross on June 10, 2013 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval.

4.	Summary of Material Change

Kinross announced that it would not proceed with further development of the Fruta del Norte (FDN) project in Ecuador and has informed the Government of Ecuador of this decision.

5.	Full Description of Material Change

Kinross announced that it would not proceed with further development of the Fruta del Norte (FDN) project in Ecuador. The Company informed the Government of Ecuador of this decision, and requested its cooperation in ensuring an orderly transition that respects the interests of both parties.

After more than two years of negotiations on exploitation and investment protection agreements for the project, the Government of Ecuador and Kinross have been unable to agree on certain key economic and legal terms which balance the interests of all stakeholders. Therefore, despite pending legislative amendments to the mining and tax law regime in Ecuador, Kinross has concluded that it is not in the interests of the Company and its shareholders to invest further in developing FDN.

Although Ecuadorian law permits an extension of the economic evaluation phase of the project for up to 18 months, or the suspension of the commencement of the exploitation phase, either of which would have enabled negotiations to continue beyond the current August 1, 2013 deadline, the government has indicated that it will not agree to such an extension or suspension. Any possible sale of the project is currently subject to the prior approval of the government, and the government has also indicated it will not support efforts by Kinross to solicit a potential new partner, or a buyer. As previously disclosed, when the current economic evaluation phase of the project expires on August 1, 2013, the La Zarza concession, which contains the entire FDN mineral resource, will revert to the government.

Kinross’ decision to cease the development of FDN will result in a charge of approximately $720 million in the second quarter. Approximately $700 million of the charge is expected to be non-cash, reflecting the Company’s entire net carrying value of the FDN project1, and approximately $20 million represents accrued severance and closure costs.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts in this report remain confidential, and no information has been omitted from this report.

8.	Executive Officer

For further information, please contact Shelley M. Riley, Vice President, Office Services and Corporate Secretary, at (416) 365-5198.

9.	Date of Report

June 14, 2013